SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)

ADECOAGRO S.A.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

L00849106
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	L00849106

1.	Name of Reporting Person Ospraie Equity Master Fund L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 63,062
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 63,062
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,062
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 0.06%
12.	Type of Reporting Person PN

CUSIP No.	L00849106

1.	Name of Reporting Person Ospraie (Cayman) GP E Ltd.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 63,062
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 63,062
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,062
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 0.06%
12.	Type of Reporting Person OO

CUSIP No.	L00849106

1.	Name of Reporting Person Ospraie Group II, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 63,062
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 63,062
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,062
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 0.06%
12.	Type of Reporting Person OO

CUSIP No.	L00849106

1.	Name of Reporting Person Ospraie Holding II, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 63,062
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 63,062
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,062
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 0.06%
12.	Type of Reporting Person OO

CUSIP No.	L00849106

1.	Name of Reporting Person Ospraie Special Opportunities Master Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 10,819,536
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 10,819,536
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,819,536
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 9.0%
12.	Type of Reporting Person OO

CUSIP No.	L00849106

1.	Name of Reporting Person Ospraie Special Opportunities Master Alternative Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 127,529
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 127,529
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,529
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 0.11%
12.	Type of Reporting Person OO

CUSIP No.	L00849106

1.	Name of Reporting Person Ospraie Management, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 11,322,810
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 11,322,810
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,322,810
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 9.41%
12.	Type of Reporting Person IA

CUSIP No.	L00849106

1.	Name of Reporting Person Ospraie Holding I, L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 11,322,810
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 11,322,810
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,322,810
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 9.41%
12.	Type of Reporting Person PN

CUSIP No.	L00849106

1.	Name of Reporting Person Ospraie Management, Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 11,322,810
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 11,322,810
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,322,810
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 9.41%
12.	Type of Reporting Person CO

CUSIP No.	L00849106

1.	Name of Reporting Person Ospraie Advisors, L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 10,947,065
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 10,947,065
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,947,065
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 9.1%
12.	Type of Reporting Person PN

CUSIP No.	L00849106

1.	Name of Reporting Person Ospraie Advisors LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 10,947,065
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 10,947,065
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,947,065
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 9.1%
12.	Type of Reporting Person OO

CUSIP No.	L00849106

1.	Name of Reporting Person Dwight Anderson
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 11,322,810
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 11,322,810
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,322,810
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 9.41%
12.	Type of Reporting Person IN

CUSIP No.	L00849106

1.	Name of Reporting Person John Duryea
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 10,947,065
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 10,947,065
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,947,065
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 9.1%
12.	Type of Reporting Person IN

Item 1(a)	Name of Issuer

Adecoagro S.A. (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

13-15 Avenue de la Liberte L-1931 Luxembourg R.C.S. Luxembourg B 153 681

Item 2(a)	Name of Person(s) Filing

(i)  Ospraie Equity Master Fund L.P. (“Equity Master”), with respect to the Common Shares, par value $1.50 per share  (the “Common Shares”) held by it;

(ii)  Ospraie (Cayman) GP E Ltd. (“Equity GP”), which serves as the general partner of Equity Master;

(iii)  Ospraie Group II, LLC (“Group II”), which serves as the managing member of Equity GP with respect to the Common Shares directly owned by Equity Master;

(iv)  Ospraie Holding II, LLC (“Holding II”), which serves as the managing member of Group II with respect to the Common Shares directly owned by Equity Master;

(v)  Ospraie Special Opportunities Master Holdings Ltd. (“Master Holdings”), with respect to the Common Shares held by it, including 193,778 shares underlying convertible securities held by it.

(vi)  Ospraie Special Opportunities Master Alternative Holdings, LLC (“Master Alternative”), with respect to the 127,529 common shares underlying convertible securities held by it.

(vi)  Ospraie Management, LLC (“Investment Manager”), which serves (a) as investment manager to Equity Master, and (b) as managing member of Advisors LLC (as defined below) and (c) as investment manager to certain separately managed accounts (“Managed Accounts”), with respect to the Common Shares directly owned by Equity Master, Master Holdings, Master Alternative and Managed Accounts;

(vii)  Ospraie Holding I, L.P. (“Ospraie Holding”), which serves as the managing member of Investment Manager, with respect to the Common Shares directly owned by Equity Master, Master Holdings, Master Alternative and Managed Accounts;

(viii)  Ospraie Management, Inc. (“Ospraie Management”), which serves as the general partner of Ospraie Holding, with respect to the Common Shares directly owned by Equity Master, Master Holdings, Master Alternative and Managed Accounts;

(ix)  Ospraie Advisors, L.P. (“Advisors LP”), which serves as the investment manager to Master Holdings and Master Alternative with respect to the Common Shares directly owned by Master Holdings and Master Alternative;

(x)  Ospraie Advisors, LLC (“Advisors LLC”), which serves as the general partner to Advisors LP, with respect to the Common Shares directly owned by Master Holdings and Master Alternative;

(xi)  Dwight Anderson (“Mr. Anderson”), the president and sole shareholder of Ospraie Management, with respect to the Common Shares directly owned by Equity Master, Master Holdings, Master Alternative and Managed Accounts; and

(xii) John Duryea “(Mr. Duryea”), a portfolio manager of Advisors LP, with respect to the Common Shares held by Master Holdings and Master Alternative.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b)	Address of Principal Business Office

All Reporting Persons and associated investment advisors referenced herein are located at: 320 Park Avenue, 27th Floor New York, NY 10022, U.S.A.

Item 2(c)	Citizenship

Equity Master is a Cayman Islands exempted limited partnership.
Equity GP is a Cayman Islands exempted company.
Group II is a Delaware limited liability company.
Holding II is a Delaware limited liability company.
Master Holdings is a Cayman Islands exempted company.
Master Alternative is a Delaware limited liability company.
Investment Manager is a Delaware limited liability company.
Ospraie Holding is a Delaware limited partnership.
Ospraie Management is a Delaware corporation.
Advisors LP is a Delaware limited partnership.
Advisors LLC is a Delaware limited liability company.
Mr. Anderson is a citizen of The United States of America.
Mr. Duryea is a citizen of The United States of America.

Item 2(d)	Title of Class of Securities

Common Shares, par value $1.50 per share

Item 2(e)	CUSIP Number

L00849106

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person is filing as a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);
(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4	Ownership

The percentages used herein are calculated based upon 120,069,222 Common Shares outstanding, as reported in the Company’s Form 20-F for the period ending December 31, 2010 and reflect an additional 193,778 shares issuable upon conversion of securities held by Master Holdings and 5,065 shares issuable upon conversion of securities held by Master Alternative.

	(a) Amount Beneficially Owned	See Item 9 of cover pages.

	(b) Percent of Class	See Item 11 of cover pages.

	(c) Number of shares as to which the person has	See Items 5-8 of cover pages.

(i) sole power to vote or to direct the vote
(ii) shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition of
(iv)  shared power to dispose or to direct the disposition of

Item 5	Ownership of Five Percent of Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Owners of the Managed Accounts have the right to receive dividends from and the proceeds of sales of the Common Shares reported herein as being held in the Managed Accounts.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Persons

Not applicable.

Item 8	Identification and Classification of Members of the Group

See Exhibit B

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below each of the Reporting Persons certify that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

OSPRAIE MANAGEMENT, LLC
By:	Ospraie Holding I, L.P., its Managing Member
By:	Ospraie Management, Inc., its General Partner

By:	/s/ Richard Puma
Richard Puma
Authorized Signatory

OSPRAIE HOLDING I, L.P.
By:	Ospraie Management, Inc., its General Partner

By:	/s/ Richard Puma
Richard Puma
Authorized Signatory

OSPRAIE MANAGEMENT, INC.

By:	/s/ Richard Puma
Richard Puma
Authorized Signatory

OSPRAIE ADVISORS, L.P.
By:	Ospraie Advisors, LLC, its General Partner
By:	Ospraie Management, LLC, its Managing Member
By:	Ospraie Holding I, L.P., its Managing Member
By:	Ospraie Management Inc., its General Partner

By:	/s/ Richard Puma
Richard Puma
Authorized Signatory

OSPRAIE ADVISORS, LLC
By:	Ospraie Management, LLC, its Managing Member
By:	Ospraie Holding I, L.P., its Managing Member
By:	Ospraie Management Inc., its General Partner

By:	/s/ Richard Puma
Richard Puma
Authorized Signatory

OSPRAIE EQUITY MASTER FUND L.P.
By:	Ospraie (Cayman) GP E Ltd., its General Partner
By:	Ospraie Group II, LLC, its Managing Member
By:	Ospraie Holding II, LLC, its Managing Member

By:	/s/ Richard Puma
Richard Puma
Authorized Signatory

OSPRAIE (CAYMAN) GP E LTD.
By:	Ospraie Group II, LLC, its Managing Member
By:	Ospraie Holding II, LLC, its Managing Member

By:	/s/ Richard Puma
Richard Puma
Authorized Signatory

OSPRAIE GROUP II, LLC
By:	Ospraie Holding II, LLC, its Managing Member

By:	/s/ Richard Puma
Richard Puma
Authorized Signatory

OSPRAIE HOLDING II, LLC

By:	/s/ Richard Puma
Richard Puma
Authorized Signatory

OSPRAIE SPECIAL OPPORTUNITIES MASTER HOLDINGS LTD.
By:	Ospraie Advisors L.P., its Investment Manager
By:	Ospraie Advisors, LLC, its General Partner
By:	Ospraie Management, LLC, its Managing Member
By:	Ospraie Holding I, L.P., its Managing Member
By:	Ospraie Management Inc., its General Partner

By:	/s/ Richard Puma
Richard Puma
Authorized Signatory

OSPRAIE SPECIAL OPPORTUNITIES MASTER ALTERNATIVE HOLDINGS, LLC.
By:	Ospraie Advisors L.P., its Investment Manager
By:	Ospraie Advisors, LLC, its General Partner
By:	Ospraie Management, LLC, its Managing Member
By:	Ospraie Holding I, L.P., its Managing Member
By:	Ospraie Management Inc., its General Partner

By:	/s/ Richard Puma
Richard Puma
Authorized Signatory

DWIGHT ANDERSON

By:	/s/ Dwight Anderson
Dwight Anderson

JOHN DURYEA

By:	/s/ John Duryea
John Duryea

EXHIBIT INDEX

Exhibit A – Joint Filing Agreement

Exhibit B – Item 8 Statement

Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto and any Schedule 13D required to be filed, relating to the Common Shares of Adecoagro S.A. shall be filed jointly by the undersigned.

OSPRAIE MANAGEMENT, LLC
By:	Ospraie Holding I, L.P., its Managing Member
By:	Ospraie Management, Inc., its General Partner

By:	/s/ Richard Puma
Richard Puma
Authorized Signatory

OSPRAIE HOLDING I, L.P.
By:	Ospraie Management, Inc., its General Partner

By:	/s/ Richard Puma
Richard Puma
Authorized Signatory

OSPRAIE MANAGEMENT, INC.

By:	/s/ Richard Puma
Richard Puma
Authorized Signatory

OSPRAIE ADVISORS, L.P.
By:	Ospraie Advisors, LLC, its General Partner
By:	Ospraie Management, LLC, its Managing Member
By:	Ospraie Holding I, L.P., its Managing Member
By:	Ospraie Management Inc., its General Partner

By:	/s/ Richard Puma
Richard Puma
Authorized Signatory

OSPRAIE ADVISORS, LLC
By:	Ospraie Management, LLC, its Managing Member
By:	Ospraie Holding I, L.P., its Managing Member
By:	Ospraie Management Inc., its General Partner

By:	/s/ Richard Puma
Richard Puma
Authorized Signatory

OSPRAIE EQUITY MASTER FUND L.P.
By:	Ospraie (Cayman) GP E Ltd., its General Partner
By:	Ospraie Group II, LLC, its Managing Member
By:	Ospraie Holding II, LLC, its Managing Member

By:	/s/ Richard Puma
Richard Puma
Authorized Signatory

OSPRAIE (CAYMAN) GP E LTD.
By:	Ospraie Group II, LLC, its Managing Member
By:	Ospraie Holding II, LLC, its Managing Member

By:	/s/ Richard Puma
Richard Puma
Authorized Signatory

OSPRAIE GROUP II, LLC
By:	Ospraie Holding II, LLC, its Managing Member

By:	/s/ Richard Puma
Richard Puma
Authorized Signatory

OSPRAIE HOLDING II, LLC

By:	/s/ Richard Puma
Richard Puma
Authorized Signatory

OSPRAIE SPECIAL OPPORTUNITIES MASTER HOLDINGS LTD.
By:	Ospraie Advisors L.P., its Investment Manager
By:	Ospraie Advisors, LLC, its General Partner
By:	Ospraie Management, LLC, its Managing Member
By:	Ospraie Holding I, L.P., its Managing Member
By:	Ospraie Management Inc., its General Partner

By:	/s/ Richard Puma
Richard Puma
Authorized Signatory

OSPRAIE SPECIAL OPPORTUNITIES MASTER ALTERNATIVE HOLDINGS, LLC.
By:	Ospraie Advisors L.P., its Investment Manager
By:	Ospraie Advisors, LLC, its General Partner
By:	Ospraie Management, LLC, its Managing Member
By:	Ospraie Holding I, L.P., its Managing Member
By:	Ospraie Management Inc., its General Partner

By:	/s/ Richard Puma
Richard Puma
Authorized Signatory

DWIGHT ANDERSON

By:	/s/ Dwight Anderson
Dwight Anderson

JOHN DURYEA

By:	/s/ John Duryea
John Duryea

Exhibit B

Due to the relationships between them, the Reporting Persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.  The Reporting Persons do not affirm the existence of any such “group.”